Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-216377

GBP 1,250,000,000 3.250% Fixed Rate Senior Notes due 2033

Pricing Term Sheet

Issuer:	Barclays PLC (the “Issuer”).

Notes:	GBP 1.25bn Fixed Rate Senior Notes due 2033 (the “Notes”).

Status:	Senior Debt / Unsecured.

Legal Format:	SEC registered.

Principal Amount:	GBP 1,250,000,000.

Trade Date:	January 8, 2018.

Settlement Date:	January 17, 2018 (T+6) (the “Issue Date”).

Maturity Date:	January 17, 2033 (the “Maturity Date”).

Coupon:	3.250%.

Interest Payment Dates:	Annually in arrear on January 17 of each year, commencing on January 17, 2019 and ending on the Maturity Date.

Day Count:	ACTUAL/ACTUAL (ICMA).

Business Days:	London.

Preliminary Prospectus Supplement:	Preliminary prospectus supplement dated January 8, 2018 (the “Preliminary Prospectus Supplement”) incorporating the Prospectus dated March 1, 2017 relating to the Notes (the “Base Prospectus”). If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

U.K. Bail-in Power Acknowledgement:	Yes. See section entitled “Description of Senior Notes—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Preliminary Prospectus Supplement.

Ranking:	The ranking of the Notes is described under “Description of Senior Notes–Ranking” in the Preliminary Prospectus Supplement.

Optional Redemption:

The Issuer may redeem the Notes at any time outstanding, at its option, in whole or, from time to time, in part, at any time on or after July 17, 2018 (six months following the Issue Date of the Notes) (and, if any additional Notes of this series are issued after the Issue Date, except for the period of six months beginning on the issue date for any additional Notes of this series), at an amount equal to the higher of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the principal amount of such Notes multiplied by the price (expressed as a percentage), as reported in writing to the Issuer by the Determination Agent (as defined in the Preliminary Prospectus Supplement) at which the yield to maturity on such Notes on the Reference Date (as defined in the Preliminary Prospectus Supplement) is equal to the Reference Bond Rate (as defined in the Preliminary Prospectus Supplement) at 11:00 a.m. (London time) on the Reference Date, plus 25 basis points, as determined by the Determination Agent, together with, in either case of (i) or (ii) above, accrued but unpaid interest, if any, on the principal amount of the Notes to be redeemed to (but excluding) the redemption date, as further described and subject to the conditions specified in the Preliminary Prospectus Supplement (the “Make-Whole Redemption”).

“Reference Bond” shall be UKT 4.25% June 2032 or, to the extent that such Reference Bond is no longer outstanding on the relevant Reference Date, shall be deteremined as specified in the Preliminary Prospectus Supplement.

Make Whole Screen Page:	“Relevant Make Whole Screen Page” means PXUK (or any successor or replacement page, section or other part of the information service), or such other page, section or other part as may replace it on the information service or such other information service, in each case, as may be nominated by the person providing or sponsoring the information appearing there for the purpose of displaying comparable relevant bid and offered prices for the Reference Bond.

Tax Redemption:	The Notes are also redeemable as described under “Description of Senior Notes—Tax Redemption” in the Preliminary Prospectus Supplement.

Loss Absorption Disqualification Event Redemption:

If a Loss Absorption Regulations Event (as defined in the Preliminary Prospectus Supplement) occurs on or after the Issue Date (and, in the case of a successor entity, occurs on or after the date of such entity’s assumption of the Issuer’s obligations) that does, or would be likely to (in the opinion of the Issuer, the PRA or any other relevant national or European authority), result in a Loss Absorption Disqualification Event (as defined in the Preliminary Prospectus Supplement), the Issuer may, at its option, at any time, redeem the Notes, in whole but not in part, at an amount equal to 100% of the principal amount of the Notes being redeemed together with accrued but unpaid interest, if any, on the principal amount of the Notes to be redeemed to (but excluding) the date fixed for redemption, provided that such Loss Absorption Disqualification Event cannot be avoided by the Issuer exercising its option to cause an Events of Default Substitution (as defined below), in accordance with the provisions described under “—Events of Default Substitution” below.

Any redemption of Notes upon the occurrence of a Loss Absorption Disqualification Event will also be subject to the additional provisions described under “Description of Senior Notes—Loss Absorption Disqualification Event Redemption” in the Preliminary Prospectus Supplement.

Events of Default Substitution:

If the inclusion of any of the Senior Events of Default (as defined in the Base Prospectus) in the terms of the Notes does, or would be likely to (in the opinion of the Issuer, the PRA or any other relevant national or European authority), result in a Loss Absorption Disqualification Event following a Loss Absorption Regulations Event that occurs on or after the Issue Date (and, in the case of a successor entity, that occurs on or after the date of such entity’s assumption of the Issuer’s obligations), then the Issuer may, at its option, without the need for the Issuer to obtain any consent from any holder of the Notes, determine that the terms of the Notes described under “Senior Events of Default; Dated Subordinated Enforcement Events and Remedies; Limitation on Suits—Senior Events of Default” in the Base Prospectus shall cease to apply to the Notes and shall be replaced in their entirety by the enforcement events and remedies described under “Description of Senior Notes—Enforcement Events and Remedies Following an Events of Default Substitution” in the Preliminary Prospectus Supplement (such replacement, an “Events of Default Substitution”).

Any Events of Default Substitution will also be subject to the additional provisions described under “Description of Senior Notes—Notice of Events of Default Substitution” in the Preliminary Prospectus Supplement.

Benchmark Gilt:	UKT 4.25% June 2032.

Spread to Benchmark:	170bps.

Reoffer Yield (Annual):	3.263%.

Issue Price:	99.845%.

Underwriting Discount:	0.500%.

Net Proceeds:	GBP 1,241,812,500.

Sole Bookrunner:	Barclays Bank PLC.

Co-managers:	Banco Bilbao Vizcaya Argentaria, S.A.; Danske Bank A/S; ING Bank N.V., Belgian Branch; Standard Chartered Bank; Wells Fargo Securities, LLC

Risk Factors:	An investment in the Notes involves risks. See “Risk Factors” section beginning on page S-18 of the Preliminary Prospectus Supplement.

Denominations:	GBP 100,000 and integral multiples of GBP 1,000 in excess thereof.

ISIN/CUSIP/Common Code:	XS1748699011 / 06738E AZ8 / 174869901

Settlement:	Clearstream, Luxembourg / Euroclear; Book-entry; Transferable.

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-216377) and to be issued pursuant to the Senior Debt Securities Indenture, to be entered into on or about the Issue Date, between the Issuer and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, to be entered into on or about the Issue Date, between the Issuer and the Trustee.

Listing:	We will apply to list the Notes on the New York Stock Exchange.

Governing Law:	New York law, except for the waiver of set-off provisions which will be governed by English law.

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Base Prospectus and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus and the Preliminary Prospectus Supplement from Barclays Bank PLC by calling 1-888-603-5847.

MiFID II professionals/ECPs-only/ No PRIIPs KID – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply (such persons being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this communication or any of its contents. Any investment activity (including, but not limited to, any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities) to which this communication relates will only be available to, and will only be engaged with, persons who fall within the manufacturer target market.